Exhibit 2.2

Execution Version

FIRST AMENDMENT TO PURCHASE AND SALE AGREEMENT

This First Amendment to Purchase and Sale Agreement (this “Amendment”) is entered into on October 31, 2024 by and among Oben US, LLC (f/k/a Packfilm US, LLC), a Delaware limited liability company (“Packfilm”), Film Trading Importação e Representação Ltda., a Brazilian limited liability company (“Film Trading” and together with Packfilm, “Buyers” and each, a “Buyer”), Terphane LLC, a Delaware limited liability company (“Terphane LLC”), Terphane Limitada, a Brazilian limited liability company (“Limitada” and together with Terphane LLC, the “Companies” and each, a “Company”), Tredegar Film Products (Latin America), Inc., a Virginia corporation (“LatAm”), Terphane Acquisition Corp. II, a Cayman Islands exempted company (“Tac II”), TAC Holdings, LLC, a Virginia limited liability company (“TAC”), Tredegar Investments LLC, a Virginia limited liability company (“Investments” and together with LatAm, Tac II and TAC, “Sellers” and each, a “Seller”), and Tredegar Corporation, a Virginia corporation, in its capacity as representative of the Sellers (in such capacity, “Sellers’ Representative”) and for the purposes of guaranteeing Sellers’ payment and performance obligations under the Purchase Agreement (defined below) (in such capacity, “Sellers’ Parent”), and Oben Holding Group S.A.C., a Peruvian company in its capacity as representative of the Buyers (in such capacity, “Buyers’ Representative”) and for the purposes of guaranteeing Buyers’ payment and performance obligations under the Purchase Agreement (in such capacity, “Buyers’ Parent”), and amends that certain Purchase and Sale Agreement, dated September 1, 2023 (the “Purchase Agreement”), by and among Buyers, Sellers, the Companies, and, in the capacities described above, Sellers’ Representative, Sellers’ Parent, Buyers’ Representative and Buyers’ Parent. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in this Amendment or in the Purchase Agreement.

RECITAL

WHEREAS, in furtherance of the closing of the transactions contemplated by the Purchase Agreement, the parties hereto desire to enter into this Amendment for the purposes, inter alia, of allowing closing for all legal purposes to occur at November 1, 2024, with October 31, 2024 being the Accounting Effective Date, permitting Buyers and their Affiliates to retain certain Indebtedness obligations of the Companies and their Affiliates and including certain additional closing deliverables related thereto.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1.1 Definitions.

(a) Section 1.1 of the Purchase Agreement is amended to add the following defined terms:

“2019 Intercompany Credit Facility” has the meaning set forth in Schedule 5.11(a).

“Accounting Effective Date” means October 31, 2024.

“Intercompany Debt” means the aggregate amount that LatAm owes to Limitada at the Effective Time for the borrowing LatAm made pursuant to the terms and conditions of the Fourth Amendment, dated October 26, 2023, to the 2019 Intercompany Credit Facility in the principal amount of $20,000,000, which principal amount accrues interest at an annual rate equal to SOFR plus 5.99% per annum, plus an additional 4.65% to cover the Taxes associated with the Social Contribution on Billing (COFINS) and the Contribution to the Social Integration Program (PIS) that Limitada will be required to pay under applicable Brazilian Law to the applicable Brazilian Tax Authorities when the Intercompany Debt is repaid.

“IOF Tax” means the Tax on Financial Operations (IOF) due and payable to the applicable Brazilian Tax Authority as a result of Film Trading’s assumption of the Intercompany Debt pursuant to the Debt Assumption Agreement.

“Santander Agreements” means the Santander Loan, the Santander LOC and the Santander Security Contracts.

“Santander Loan” means that certain Cédula de Crédito Bancário (Bank Credit Note) entered into on October 26, 2023 by and between Limitada, as borrower, and Santander Luxembourg, as lender, pursuant to which Limitada borrowed the principal amount of $20,000,000 from Santander Luxembourg, which principal amount accrues interest at a rate equal to SOFR plus 5.63% per annum (calculated to include the amount of the withholding Tax that Limitada is required to remit under applicable Brazilian Law to the applicable Brazilian Tax Authorities when interest on the Santander Loan is paid to Santander Luxembourg).

“Santander LOC” means that certain standby letter of credit issued by Banco Santander (Brasil) S.A. guaranteeing Limitada’s obligation to repay the Santander Loan.

“Santander Luxembourg” means Banco Santander (Brasil) S.A., Luxembourg Branch.

“Santander Security Contracts” means that certain Contract of Fiduciary Assignment of Receivables (Instrumento de Cessão Fiduciária de Direitos Creditórios), dated October 26, 2023, and that certain Contract of Fiduciary Assignment of Sale Bills and Cheques (Instrumento de Cessão Fiduciária de Duplicatas e/ou Cheques) dated October 26, 2023, each entered into by and between Santander Luxembourg and Limitada.

“SOFR” means a rate equal to the secured overnight financing rate as administered by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

(b) The following defined terms in Section 1.1 of the Purchase Agreement are amended and restated as set forth below:

“Effective Time” means 11:59 p.m., Eastern Time, on the Accounting Effective Date.

“Indebtedness” means (without duplication of any of the clauses below or any amounts specifically taken into account in the Net Working Capital Adjustment or in the calculation of Transaction Expenses): (a) any indebtedness or other obligation of either Company for borrowed money, whether current, short-term or long-term and whether secured or unsecured, excluding trade payables incurred in the ordinary course of business; (b) any indebtedness of either Company evidenced by any note, bond, debenture or other security or similar instrument; (c) any net liabilities of either Company with respect to interest rate or currency swaps, collars, caps and similar hedging obligations, except foreign currency derivative assets or liabilities classified as Current Assets or Current Liabilities; (d) any liabilities of either Company for the deferred purchase price of property or other assets (including any “earn-out” or similar payments); (e) any liability of either Company in respect of a “finance lease” as reflected on the Latest Balance Sheet in accordance with GAAP, including Accounting Standards Codification 842 and related accounting rules and regulations, as such may be amended or re-codified from time to time; (f) any indebtedness (including the types specified in subsections (a) through (e) of this definition) that either Company guarantees or with respect to which either Company otherwise assures a creditor against loss (which, for the avoidance of doubt, does not include contingent reimbursement obligations in respect of letters of credit or surety bonds issued on behalf of either Company with respect to any of its purchases of supplies or equipment in the ordinary course of business); (g) any Taxes (excluding deferred Taxes and net of any applicable deferred Tax assets) due and payable (an increase to Indebtedness) or recoverable (a decrease to Indebtedness) by either Company through and including the Accounting Effective Date but excluding any Tax liabilities of or with respect to either Company (i) that are payable by, or the responsibility of, Sellers pursuant to Section 2.4, Article XI and any other applicable provision of this Agreement, (ii) that are or were included in a consolidated Tax Return with Sellers’ Parent, or (iii) that are, were, or will be required to be settled directly by Sellers’ Parent or any of its Affiliates (other than either Company) with the applicable Tax Authority; and (h) any accrued interest, premiums, penalties (including prepayment penalties) and other obligations relating to the foregoing.

“Post-Closing Tax Period” means, with respect to each Company, any taxable period (or portion thereof) beginning after the Accounting Effective Date.

“Pre-Closing Tax Period” means, with respect to each Company, any taxable period (or portion of a Straddle Period) ending on or before the Accounting Effective Date.

“Transaction Expenses” means the following fees, costs and expenses incurred or subject to reimbursement by either Company, Sellers’ Parent or any of the Sellers (without duplication), in each case in connection with the transactions contemplated hereby and incurred and not paid prior to the Closing: (a) any brokerage fees, costs and expenses, commissions, finders’ fees, costs and expenses or financial advisory fees, costs and expenses; (b) any fees, costs and expenses of counsel, accountants or other advisors or service providers; (c) all costs and expenses related to the R&W Policy, including the total premium, underwriting costs, brokerage commissions, Taxes in connection with binding the R&W Policy, and other fees and expenses of such policy, up to a maximum amount of $650,000; (d) any fees, costs and expenses incurred by, or payment obligations of, either Company and related to any transaction bonus (which, for the avoidance of doubt, include any payments under the Equity Awards and the Incentive Agreements that are due upon Closing) discretionary bonus, success fee, equity award, change-of-control payment, phantom equity payout, “stay-put” or other compensatory payment obligations to any employee of either Company or Sellers’ Parent or any of their Affiliates as a result of the execution of this Agreement or in connection with the transactions contemplated by this Agreement; provided, however, that, for the avoidance of doubt, this clause (d) will not apply to any such payment obligations that may be incurred by either Company or Sellers’ Parent or any of their Affiliates as a result of the termination of an employee’s employment after the Closing; (e) 50% of the fees and expenses to obtain the Tail Policy; (f) 50% of the fees and expenses of the Escrow Agent and (g) the IOF Tax; provided, however, that “Transaction Expenses” will not include any obligations of Sellers’ Parent under the Equity Awards and Incentive Agreements that become due after the Closing, which obligations will not be included in the calculation of Estimated Purchase Price or Final Purchase Price.

1.2 Section 1.2 of the Purchase Agreement. The table set forth under Section 1.2 of the Purchase Agreement is amended to add the following defined terms:

Term	Section

Converted Escrow Amount	2.2(c)

Debt Assumption Agreement	8.4(m)

TSA	8.4(l)

1.3 Sections 2.2(b) and 2.2(c) of the Purchase Agreement. Sections 2.2(b) and 2.2(c) of the Purchase Agreement are amended and restated in their entirety as set forth below:

(b) Pre-Closing Statement and Transaction Expenses. Not fewer than two Business Days prior to the Closing Date, (i) Sellers’ Representative shall deliver to Buyers’ Representative a statement (the “Pre-Closing Statement”) setting forth Sellers’ Representative’s good faith estimates of (A) Cash and Cash Equivalents, (B) Closing Indebtedness, (C) Transaction Expenses, (D) Net Working Capital Adjustment, and, based on the foregoing, (E) the Adjustment Amount, in each case determined in accordance with the Accounting Principles (clause (E) being the “Estimated Adjustment Amount”), (F) the Brazilian

Withholding Tax Amount, calculated and to be paid by Film Trading to the Brazilian Tax Authority in accordance with Section 11.8(i), due on the amount obtained by subtracting the Escrow Amount from the Estimated Purchase Price (the “Closing Brazilian Withholding Tax Amount”), which Closing Brazilian Withholding Tax Amount includes, for the avoidance of doubt, the withholding tax due on the portion of the Estimated Purchase Price that Film Trading is paying to purchase the Quotas as a result of its assumption of the Intercompany Debt, and (G) the Estimated Purchase Price, together with all calculations of the items referred in clauses (A), (B), (C), (D), (E), (F) and (G) of this Section 2.2(b) and all supporting documentation for such estimates and any additional information reasonably requested by Buyers’ Representative, and (ii) Sellers’ Representative shall deliver to Buyers’ Representative final invoices and wire instructions with respect to all Transaction Expenses, which will be paid at the Closing (the “Closing Transaction Expenses”).

(c) Escrow Amount. Approximately four Business Days prior to the Closing Date, Film Trading will (i) enter a foreign exchange contract with a financial institution pursuant to which the Escrow Amount will be converted into an amount in Reais equal to the Escrow Amount (the “Converted Escrow Amount”), and (ii) notify Sellers’ Representative of the Converted Escrow Amount. Approximately two Business Days prior to the Closing Date, Film Trading, Sellers’ Representative and the Escrow Agent will enter into the Escrow Agreement, and on the Closing Date, Buyers shall deposit the Converted Escrow Amount, by wire transfer of immediately available funds into the Escrow Accounts as designated on the Pre-Closing Statement and in the Escrow Agreement. The Escrow Amount will be disbursed from the Escrow Accounts in accordance with the terms of Sections 2.3(d), 11.1, 11.3 and 11.5, as applicable, and the Escrow Agreement. For the avoidance of doubt, (x) the Escrow Amount and the Converted Escrow Amount shall be included, as applicable, in the Pre-Closing Statement and the Closing Statement regardless of the differences that may exist if the applicable exchange rate for the conversion of USD to Reais on the Accounting Effective Date had been applied, and (y) as applicable, other amounts will be converted from USD to Reais using an estimated rate for the Pre-Closing Statement or the applicable exchange rate on the Accounting Effective Date for the Closing Statement.

1.4 Section 2.4 of the Purchase Agreement. Section 2.4 of the Purchase Agreement is amended and restated in its entirety as set forth below:

2.4 Tax Withholding Generally. Notwithstanding anything in this Agreement to the contrary, and although no tax withholding is currently anticipated other than the Brazilian Withholding Tax Amounts, which will be calculated, withheld and paid by Film Trading in accordance with Section 11.8(i), Buyers shall be entitled to deduct and withhold from amounts payable by Buyers to Sellers under this Agreement such amounts as they are required to deduct and withhold under applicable Law (such amounts, the “Withholding Tax Amount”), and the Parties will agree upon the Withholding Tax Amount prior to Closing; provided, however, that Buyers shall use commercially reasonable efforts after the date hereof to cooperate with Sellers to mitigate or eliminate the need to deduct and withhold such amounts provided Buyers consider, at its sole discretion, that any such mitigation or elimination is in full compliance with applicable Law; provided, further, that in no event will Buyers deduct and withhold from amounts payable by Buyers to Sellers under this Agreement a total amount in excess of the aggregate amount of the Brazilian Withholding Tax Amounts unless Sellers’ Representative agrees to such excess Withholding Tax Amount in writing prior to Closing. Deducted and withheld amounts shall be treated for all purposes of this Agreement and the other Transaction Documents as having been paid by Buyers to Sellers. Within 15 Business Days following payment thereof, as provided for in Section 11.8(i), Buyers’ Representative shall provide Sellers’ Representative with proof of the payment of the deducted and withheld amount, including providing to Sellers’ Representative copies of any relevant receipts received or obtainable from a Tax Authority by Buyers or an Affiliate, and, when requested, assist with any refund claims with respect to the deduction and withholding provided (i) Buyers consider that any such assistance is in full compliance with applicable Law and (ii) all the costs and expenses related to such refund claims will be assumed and paid by Sellers’ Representative. For the avoidance of doubt, a request for a refund of an overpayment of a Withholding Tax Amount based on an increase or decrease to the amount withheld on pursuant to the application of the provisions of Section 2.2, 2.3 or 11.2 shall be considered in full compliance with applicable Law. Notwithstanding any other provision of this Agreement and the other Transaction Documents, Buyers shall fully indemnify Sellers against claims relating to deductions and withholding amounts collected by Buyer under this Section 2.4 that Buyers did not properly remit, or did not cause to be properly remitted, to a Tax Authority within the legal term provided by the applicable Laws, whereas Sellers’ Representative shall fully indemnify Buyers’ Representative against claims by any Tax Authority that the deduction and withholding amounts were less than the amounts actually due under applicable Law and Sellers’ Representative shall be fully responsible for any difference assessed or claimed by any Tax Authority.

1.5 Section 3.1 of the Purchase Agreement. Section 3.1 of the Purchase Agreement is amended and restated in its entirety as set forth below:

3.1 Closing; Closing Date. The closing of the sale and purchase of the Purchased Equity contemplated by this Agreement (the “Closing”) shall take place remotely via electronic exchange of documents and signatures at approximately 10:00 a.m. Eastern Time on November 1, 2024 so long as all of the conditions to the Closing set forth in Article VIII and Article IX (other than those conditions which, by their terms, are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions on the Closing Date) shall have been satisfied or waived by the Party entitled to waive the same, or at such other date that Sellers’ Representative and Buyers’ Representative may agree in writing (such date when the Closing occurs is referred to as the “Closing Date”).

1.6 Section 3.2(b) of the Purchase Agreement: Section 3.2(b) of the Purchase Agreement is amended and restated in its entirety as set forth below:

(b) Buyers shall:

(i) pay to Sellers’ Representative, for further distribution to Sellers, by wire transfer of immediately available funds to a bank account or accounts designated by Sellers’ Representative in the Pre-Closing Statement, an amount equal to the Estimated Purchase Price less the Escrow Amount less the Closing Brazilian Withholding Tax Amount less the Closing Transaction Expenses less Closing Indebtedness to be repaid at Closing;

(ii) retain the Closing Brazilian Withholding Tax Amount for payment to the Brazilian Tax Authorities following the Closing in accordance with Section 11.8(i);

(iii) pay, or cause to be paid, on behalf of the applicable Company or Seller, the Closing Transaction Expenses by wire transfer of immediately available funds as set forth on the Pre-Closing Statement;

(iv) pay, or cause to be paid, on behalf of the applicable Company, all of the Closing Indebtedness to be repaid at Closing to the Persons specified on the Pre-Closing Statement; provided, however, that the Santander Agreements will not be repaid at Closing and will continue in full force and effect on and after the Closing;

(v) pay to the Escrow Agent, for deposit into the Escrow Accounts, the Converted Escrow Amount as described in Section 2.2(c);

(vi) cause Limitada to pay the IOF Tax to the Brazilian Tax Authorities;

(vii) cause Film Trading to assume the Intercompany Debt pursuant to the Debt Assumption Agreement as partial payment for the Quotas in the US Dollar equivalent of the aggregate amount of the Intercompany Debt; and

(viii) deliver, or cause to be delivered, to Sellers’ Representative each of the documents, certificates and items required to be delivered by Buyers pursuant to Article IX.

1.7 Sections 5.10(j) and 5.10(k) of the Purchase Agreement. Sections 5.10(j) and 5.10(k) of the Purchase Agreement are amended and restated in their entirety as set forth below:

(j) For United States Tax purposes, neither of the Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Accounting Effective Date as a result of any: (A) change in, or use of an improper, method of accounting for a taxable period (or portion thereof) ending on or prior to the Accounting Effective Date; (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) executed prior to the Closing; (C) installment sale or open transaction disposition made on or prior to the Accounting Effective Date; (D) prepaid amount received or deferred revenue accrued prior to the Closing; or (E) gain recognition agreement to which any of either Company is a party under Section 367 of the Code (or any corresponding or similar provision of applicable Tax Law).

(k) Neither Company will be required to pay any amount of Tax deferred as a result of an election made pursuant to Section 965(h) of the Code and the Treasury Regulations (or other guidance) issued thereunder after the Accounting Effective Date.

1.8 5.10 of the Purchase Agreement. The final paragraph of Section 5.10 of the Purchase Agreement is amended to replace the reference to “Closing Date” with “Accounting Effective Date.”

1.9 Section 7.1(b) of the Purchase Agreement. Section 7.1(b) of the Purchase Agreement is amended and restated in its entirety as set forth below:

(b) On or prior to the Closing Date, Sellers will terminate, or will cause the termination of, all Affiliate Contracts except for the Intercompany Indebtedness that is to be assumed by Film Trading pursuant to the Debt Assumption Agreement.

1.10 Section 7.6(a) of the Purchase Agreement. Section 7.6(a) of the Purchase Agreement is amended and restated in its entirety as set forth below:

(a) For the period commencing immediately following the Closing and ending on December 31 of the year following the year in which the Closing occurs (the “Continuation Period”), Buyers agree to use commercially reasonable efforts to provide or cause one of their Affiliates (including the Companies) to provide to individuals employed by each Company immediately prior to the Closing who continue employment with either Buyer or any of its Affiliates after the Closing (the “Continuing Employees”) (i) compensation (including salary or hourly wage and incentive bonus opportunity) that is not less than such employees’ compensation in effect immediately before the Closing, and (ii) benefits (including severance arrangements, where applicable) that are, in the aggregate, comparable to the benefits provided to such employees immediately before the Closing, except that any equity-based compensation arrangements and any sale, retention or change in control payments shall not be taken into account for purposes of determining comparability. For the avoidance of doubt, all Continuing Employees of Limitada will have the rights afforded to them under applicable Brazilian employment-related Laws.

1.11 Sections 8.4(h) through 8.4(n) of the Purchase Agreement. Sections 8.4(h) through 8.4(n) of the Purchase Agreement are amended and restated in their entirety as set forth below:

(h) the Escrow Agreement, dated as of approximately two Business Days prior to Closing, duly executed by Sellers’ Representative and the Escrow Agent;

(i) such payoff letters, termination agreements, termination statements and other releases from each holder of Closing Indebtedness to be repaid at Closing as set forth in the Pre-Closing Statement, in each case, as Buyers’ Representative shall have reasonably requested, to enable the Companies to repay such Indebtedness at or prior to the Closing;

(j) a certificate in form and substance as required under Section 1.1445-2(b) of the Treasury Regulations, stating that LatAm is not a foreign person subject to the proviso in the last sentence of Section 11.8(i);

(k) releases duly executed by each employee of Terphane LLC listed under subsection (A) of Schedule 5.14(a)(ix) effective once such employee receives any and all payments that are due upon Closing under the Equity Awards and Incentive Agreement and constitute Transaction Expenses in accordance with the terms and conditions of such U.S. Benefits Plans;

(l) a Transition Services Agreement, effective as of the Closing Date, by and among Sellers’ Parent, the Companies, and, in its capacity as guarantor of the Companies following the Closing, Buyers’ Parent (the “TSA”), duly executed by Sellers’ Parent;

(m) a debt assumption agreement, effective on the Closing Date (the “Debt Assumption Agreement”), between LatAm, as assignor, and Film Trading, as assignee, and acknowledged and agreed to by Limitada, pursuant to which LatAm assigns and transfers to Film Trading, and Film Trading accepts and assumes from LatAm, the Intercompany Debt, duly executed by LatAm and Limitada; and

(n) a Termination Agreement, effective as of the Closing Date, between LatAm and Limitada, terminating the 2019 Credit Facility, duly executed by LatAm and Limitada, except for the Intercompany Debt to be assumed by Film Trading pursuant to the Debt Assumption Agreement.

1.12 Sections 9.4(d) through 9.4(f) of the Purchase Agreement. Sections 9.4(d) through 9.4(f) of the Purchase Agreement are amended and restated in their entirety as set forth below:

(d) the Escrow Agreement, dated as of approximately two Business Days prior to the Closing Date, duly executed by Film Trading;

(e) the TSA, duly executed by the Companies and Buyers’ Parent; and

(f) the Debt Assumption Agreement, duly executed by Film Trading.

1.13 Section 10.1(d) of the Purchase Agreement. Section 10.1(d) of the Purchase Agreement is amended and restated in its entirety as set forth below:

(d) by Buyers’ Representative or Sellers’ Representative, upon written notice to the other, if the transactions contemplated hereby have not been consummated on or before December 1, 2024 (the “Termination Date”); except that neither Buyers’ Representative nor Sellers’ Representative shall be entitled to terminate this Agreement pursuant to this Section 10.1(d) if the willful breach of (i) a Buyer or the Buyers’ Representative, or (ii) a Seller or the Sellers’ Representative, as applicable, of this Agreement has prevented or materially delayed the consummation of the transactions contemplated hereby.

1.14 Sections 11.8(a) and 11.8(b) of the Purchase Agreement. Each reference to “Closing Date” in Sections 11.8(a) and 11.8(b) of the Purchase Agreement is amended and replaced with “Accounting Effective Date.”

1.15 Section 11.8(i) of the Purchase Agreement. Section 11.8(i) of the Purchase Agreement is amended and restated in its entirety as set forth below:

(i) Brazilian Withholding Tax Amounts. Annex 11.8(i) sets forth a description of the procedures that the Parties will apply to calculate each Brazilian Withholding Tax Amount and related Base Consideration and Net Working Capital allocations. At least two Business Days before the Closing Date, Sellers’ Representative shall provide Buyers with information relating to the calculation of the Closing Brazilian Withholding Tax Amount according to the procedures described in Annex 11.8(i), in reasonable detail, and with appropriate supporting documentation and calculations, including each Seller’s tax basis and holding period in the Quotas owned by each of them, the amount of each Seller’s gain with respect to the sale of such Quotas pursuant to this Agreement, and the Closing Brazilian Withholding Tax Amount that Sellers’ have calculated will be imposed in accordance with the Tax Laws of the Federative Republic of Brazil. Sellers’ Representative shall cooperate in a commercially reasonable manner with Buyers’ Representative and its Brazilian tax advisors to promptly provide additional information, answer questions and consult regarding the calculation of the Closing Brazilian Withholding Tax Amount. Sellers’ Representative and Buyers’ Representative shall use commercially reasonable good faith efforts to agree on the amount of the Closing Brazilian Withholding Tax Amount. If Sellers’ Representative and Buyers’ Representative have not entered into such agreement at least one Business Day before the Closing Date, then Film Trading shall withhold from the consideration payable to Sellers under this Agreement on the Closing Date and pay over to the Brazilian Tax Authority no later than the last Business Day of month immediately following the month during which the Closing Date occurs that amount of Tax based on the information provided by Sellers’ Representative relating to the calculation of the Brazilian Withholding Tax Amount, and, so long as Film Trading pays the full amount of the Closing Brazilian Withholding Tax

Amount timely in accordance with this sentence, Sellers shall in any case be fully responsible and liable for the effects of any assessment by the Brazilian Tax Authority that the deduction and withholding amounts were less than the amounts actually due under the applicable Law. Buyers’ Representative undertakes to provide to Sellers’ Representative, within 15 Business Days after payment of the Closing Brazilian Withholding Tax Amount, evidence of payment of the Closing Brazilian Withholding Tax Amount, indicating the amount of Closing Brazilian Withholding Tax Amount, including any copies of receipts received or obtainable from a Brazilian Tax Authority. For the avoidance of doubt, any amount withheld by Film Trading pursuant to this Section 11.8(i) and paid to the Brazilian Tax Authorities shall be considered to have been paid by Film Trading to Sellers. If any additional Brazilian Withholding Tax Amount becomes payable or refundable after the Closing Date, as applicable, the Parties will follow the same procedures and timelines set forth in this Section 11.8(i) and Annex 11.8(i) attached hereto in calculating and paying over to, or recouping from, the Brazilian Tax Authorities such Brazilian Withholding Tax Amounts.

1.16 Buyers’ Parent’s Guaranty. Subsection (i) of the defined term “Buyers’ Guaranteed Obligations” is amended and restated in its entirety as follows:

(i) Buyers’ payment of the amounts set forth in Sections 3.2(b)(i) through 3.2(b)(vi).

1.17 Permitted Liens. Annex I to the Purchase Agreement (Permitted Liens) is amended as shown on Exhibit A hereto.

1.18 Identified Tax and Labor Matters Analysis. Annex 8.8 to the Purchase Agreement (Identified Tax and Labor Matters Analysis) is updated in the form attached as Exhibit B hereto as contemplated by Section 11.5 of the Purchase Agreement.

1.19 Terms of the Purchase Agreement. Except as expressly amended or modified by this Amendment, the terms of the Purchase Agreement remain in full force and effect as the binding obligation of each party hereto. Each party hereto ratifies, reaffirms and confirms its respective rights, benefits, duties, obligations and liabilities as contemplated by the Purchase Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, Buyers and Buyers’ Parent have executed and delivered this Amendment as of the date first above written.

BUYERS AND BUYERS’ PARENT:

OBEN US, LLC

By:	/s/ Jamil Zaidan Saba
Name:	Jamil Zaidan Saba
Title:	Director

FILM TRADING IMPORTAÇÃO E REPRESENTAÇÃO LTDA.

By:	/s/ Nikolas Zaidan Abusada
Name:	Nikolas Zaidan Abusada
Title:	Legal Representative

OBEN HOLDING GROUP S.A.C.

By:	/s/ Jamil Zaidan Saba
Name:	Jamil Zaidan Saba
Title:	Legal Proxy

[Buyers’ and Buyers’ Parent’s Signature Page to Amendment

to Purchase and Sale Agreement]

IN WITNESS WHEREOF, Sellers, Seller’s Parent and the Companies have executed and delivered this Agreement as of the date first above written.

SELLERS AND SELLERS’ PARENT:		COMPANIES:

TREDEGAR FILM PRODUCTS (LATIN AMERICA), INC.		TERPHANE LLC

By:	/s/ D. Andrew Edwards	By:	/s/ D. Andrew Edwards
Name:	D. Andrew Edwards	Name:	D. Andrew Edwards
Title:	President	Title:	Vice President

TERPHANE ACQUISITION CORP. II		TERPHANE LIMITADA

By: TERPHANE HOLDINGS LLC,
its sole Director

By:	/s/ D. Andrew Edwards	By:	/s/ José Bosco Silveira
Name:	D. Andrew Edwards	Name:	José Bosco Silveira
Title:	Vice President	Title:	Managing Director

TAC HOLDINGS, LLC

By:	/s/ D. Andrew Edwards
Name:	D. Andrew Edwards
Title:	Vice President

TREDEGAR INVESTMENTS LLC

By:	/s/ D. Andrew Edwards
Name:	D. Andrew Edwards
Title:	President

TREDEGAR CORPORATION

By:	/s/ D. Andrew Edwards
Name:	D. Andrew Edwards
Title:	Vice President and CFO

[Sellers’, Sellers’ Parent’s and the Companies’ Signature Page to Amendment

to Purchase and Sale Agreement]